Exhibit 99.1	GRACO INC.
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, April 23, 2025	Financial Contact: David M. Lowe, 612-623-6456 Media Contact: Meredith A. Sobieck, 612-623-6427 Meredith_A_Sobieck@graco.com

Graco Reports First Quarter Results
Sales Growth in All Segments and Regions
MINNEAPOLIS (April 23, 2025) – Graco Inc. (NYSE: GGG) today announced results for the first quarter ended March 28, 2025.

Summary
$ in millions except per share amounts

	Three Months Ended
	Mar 28, 2025	Mar 29, 2024	% Change
Net Sales	$528.3	$492.2	7%
Operating Earnings	144.0	133.0	8%
Net Earnings	124.1	122.2	2%
Diluted Net Earnings per Common Share	$0.72	$0.71	1%

Adjusted (non-GAAP): (1)
Net Earnings, adjusted	$120.5	$112.6	7%
Diluted Net Earnings per Common Share, adjusted	$0.70	$0.65	8%
(1) Excludes the impact of excess tax benefits from stock option exercises. See Financial Results Adjusted for Comparability below for a reconciliation of adjusted non-GAAP financial measures to GAAP.
•Net sales for the first quarter increased 7 percent. The effect of changes in currency translation rates reduced sales growth for the quarter by 2 percentage points. Sales from acquired operations contributed 6 percentage points of growth.
•The gross profit margin rate declined approximately 2 percentage points for the first quarter due to the unfavorable effects of lower margin rates from acquired operations and higher product costs.
•Total operating expenses for the first quarter were flat compared to last year, but decreased as a percentage of sales by 2 percentage points.
•Operating expense leverage offset a lower gross margin rate resulting in an 8 percent increase in operating earnings for the first quarter.

"Sales were up 7 percent in the first quarter with growth in all segments and regions," said Mark Sheahan, Graco's President and CEO. "Organic growth was strong in both the Industrial and Expansion Markets segments as activity in industrial and semiconductor end markets improved during the quarter. In the Contractor segment, Corob contributed 6% growth and is performing in line with our expectations."

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Consolidated Results
Net sales for the first quarter increased 7 percent from the comparable period last year, with increases of 5 percent in the Americas (6 percent at consistent translation rates), 9 percent in EMEA (12 percent at consistent translation rates) and 13 percent in Asia Pacific (16 percent at consistent translation rates). Changes in currency translation rates decreased net sales by approximately $7 million for the quarter. Acquired operations contributed approximately 6 percentage points of sales growth.

The gross profit margin rate declined approximately 2 percentage points for the first quarter due to the unfavorable effects of lower margin rates from acquired operations and higher product costs.

Total operating expenses for the first quarter were flat compared to last year. Incremental expenses from acquired operations of $10 million (7 percent) offset decreases in product development spending and share-based compensation.

Other income for the first quarter included a $5 million gain from the sale of a former manufacturing and distribution facility in Switzerland. Excluding the facility sale, other income decreased $5 million for the quarter mostly due to $3 million of incremental exchange losses on net assets of foreign operations and lower interest income of $1 million.

The effective income tax rate was 18 percent for the quarter, up approximately 5 percentage points from last year. The increase was due primarily to a decrease in excess tax benefits related to stock option exercises.

2025 Change in Organizational Structure
As previously announced, effective January 1, 2025, the Company has classified its business into three reportable segments: Contractor, Industrial and Expansion Markets.

•The Industrial segment consists of the newly formed Industrial Division and the Powder Division. The Company’s former Industrial and Lubrication Equipment Divisions, along with the Process Transfer Equipment business that was part of the Company’s former Process Division, were combined to form the new global Industrial Division. The Powder Division remains unchanged.
•The Expansion Markets segment consists of the Expansion Markets Division. The Company’s environmental, semiconductor, high-pressure valves and electric motors businesses, together with select future ventures and acquisitions, reside within this division.
•The Contractor segment, consisting of the Contractor Division, remains unchanged as a reporting segment relative to prior periods.

Prior year segment information has been recast to conform to the current organizational structure.

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Segment Results
Management assesses performance of segments by reference to operating earnings excluding unallocated corporate expenses. For a reconciliation of segment operating earnings to consolidated operating earnings, refer to the segment information table included in the financial statement section of this release. Certain measurements of segment operations are summarized below:

	Three Months
	Contractor	Industrial	Expansion Markets
Net Sales (in millions)	$255.0	$231.7	$41.6
Percentage change from last year
Sales	11%	3%	12%
Operating earnings	(6)%	9%	49%
Operating earnings as a percentage of sales
2025	24%	34%	24%
2024	29%	33%	18%

Components of net sales change by geographic region for the Contractor segment were as follows:

	Three Months
	Volume and Price	Acquisitions	Currency	Total
Americas	1%	6%	(1)%	6%
EMEA	(9)%	30%	(4)%	17%
Asia Pacific	1%	40%	(6)%	35%
Consolidated	(1)%	13%	(1)%	11%

Contractor segment sales growth for the first quarter included $30 million from acquired operations. The operating margin rate for this segment decreased 5 percentage points compared to the same period last year, including 3 percentage points from the unfavorable effects of lower margin rates of acquired operations, 1 percentage point from adverse impacts of currency translation and 1 percentage point related to price-cost dynamics.

Components of net sales change by geographic region for the Industrial segment were as follows:

	Three Months
	Volume and Price	Acquisitions	Currency	Total
Americas	5%	0%	(2)%	3%
EMEA	5%	0%	(2)%	3%
Asia Pacific	5%	0%	(3)%	2%
Consolidated	5%	0%	(2)%	3%
Industrial segment sales increased in all regions for the first quarter compared to the same period last year. The operating margin rate increased 1 percentage point as improved sales volume and lower expenses offset the adverse impacts of currency translation.

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Components of net sales change by geographic region for the Expansion Markets segment were as follows:

	Three Months
	Volume and Price	Acquisitions	Currency	Total
Americas	9%	0%	0%	9%
EMEA	5%	0%	(1)%	4%
Asia Pacific	29%	0%	0%	29%
Consolidated	12%	0%	0%	12%
The semiconductor product application drove double-digit sales growth in the Expansion Markets segment for the first quarter compared to last year. The operating margin rate for this segment increased 6 percentage points for the quarter from the comparable period last year due to increased sales volume and lower expenses.

Outlook
"We are actively working to mitigate the impact of changes in tariff policies, particularly those affecting our business in China, which represents approximately 6% of our global sales," said Sheahan. "In addition, materials sourced from China for use in our U.S. manufacturing operations represent about 6% of our global production cost. We are maintaining our full year revenue guidance of low-single digit growth on an organic constant currency basis. Evolving trade policies and tariffs with China have created economic uncertainty that could negatively impact our full-year revenue guidance by approximately 1% to 2%. We are closely monitoring developments and will adjust our strategy if necessary. Despite these near-term challenges, Graco remains strongly positioned for long-term success as we continue to execute our proven growth strategies and invest in our business."

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Financial Results Adjusted for Comparability
Excluding the impact of excess tax benefits from stock option exercises presents a more consistent basis for comparison of financial results. A calculation of the non-GAAP adjusted measurements of income taxes, effective income tax rate, net earnings and diluted earnings per share follows (in millions except per share amounts):

	Three Months Ended
	Mar 28, 2025	Mar 29, 2024

Earnings before income taxes	$151.5	$140.3

Income taxes, as reported	$27.4	$18.1
Excess tax benefit from option exercises	3.6	9.6
Income taxes, adjusted	$31.0	$27.7

Effective income tax rate
As reported	18.1%	12.9%
Adjusted	20.5%	19.8%

Net Earnings, as reported	$124.1	$122.2
Excess tax benefit from option exercises	(3.6)	(9.6)
Net Earnings, adjusted	$120.5	$112.6

Weighted Average Diluted Shares	171.6	172.4
Diluted Earnings per Share
As reported	$0.72	$0.71
Adjusted	$0.70	$0.65

Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Form 10-K, Form 10-Qs and Form 8-Ks, and other disclosures, including our 2024 Overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are forward-looking statements. Forward-looking statements are based upon currently available information, but various risks and uncertainties may cause our Company’s actual results to differ materially from those expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to, risks relating to the demand for our products and the level of commercial and industrial activity worldwide; changes in currency translation rates; international and domestic instability; interest rate fluctuations and changes in credit markets; global sourcing of materials; interruptions of or intrusions into our information systems; intellectual property rights; the use of generative artificial intelligence; conducting business internationally; catastrophic events; our ability to attract, develop and retain qualified personnel; public health crises; our growth strategies and acquisitions; potential goodwill impairment;

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our ability to compete effectively; our dependence on a few large customers; our dependence on cyclical industries; changes in laws and regulations; climate-related laws, regulations and accords; environmental, social and governance-related expectations and requirements; compliance with anti-corruption and trade laws; changes in tax or tariff rates or the adoption of new tax or tariff legislation; and costs associated with legal proceedings. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2024 (and the most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com and the Securities and Exchange Commission’s website at www.sec.gov. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Investors should realize that factors other than those identified above and in Item 1A of our Annual Report on Form 10-K for fiscal year 2024 might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, April 24, 2025, at 11 a.m. ET, 10 a.m. CT, to discuss Graco’s first quarter results.

A real-time listen-only webcast of the conference call will be broadcast by Nasdaq. Individuals can access the call and view the slides on the Company’s website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

About Graco

Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid and powder materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

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GRACO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (Unaudited)
(In thousands except per share amounts)

	Three Months Ended
	Mar 28, 2025	Mar 29, 2024
Net Sales	$528,284	$492,189
Cost of products sold	250,551	225,992
Gross Profit	277,733	266,197
Product development	19,375	21,872
Selling, marketing and distribution	67,211	66,631
General and administrative	47,134	44,698
Operating Earnings	144,013	132,996
Interest expense	713	744
Other (income) expense, net	(8,174)	(8,078)
Earnings Before Income Taxes	151,474	140,330
Income taxes	27,373	18,131
Net Earnings	$124,101	$122,199
Net Earnings per Common Share
Basic	$0.74	$0.73
Diluted	$0.72	$0.71
Weighted Average Number of Shares
Basic	168,560	168,490
Diluted	171,581	172,446

SEGMENT INFORMATION (Unaudited)
(In thousands)

	Three Months Ended
	Mar 28, 2025	Mar 29, 2024
Net Sales
Contractor	$255,032	$230,042
Industrial	231,653	224,860
Expansion Markets	41,599	37,287
Total	$528,284	$492,189
Operating Earnings
Contractor	$61,930	$66,141
Industrial	79,595	73,089
Expansion Markets	10,065	6,752
Unallocated corporate (expense)	(7,577)	(12,986)
Total	$144,013	$132,996